Filed Pursuant to Rule 433
Registration No. 333-233403-04

Entergy Louisiana, LLC
$300,000,000
Collateral Trust Mortgage Bonds,
4.20% Series due September 1, 2048

Final Terms and Conditions

March 26, 2020

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	March 26, 2020

Settlement Date (T+3)(2):	March 31, 2020

Principal Amount:	$300,000,000

Coupon:	4.20%

Interest Payment Dates:	March 1 and September 1 of each year

First Interest Payment Date:	September 1, 2020

Final Maturity Date:	September 1, 2048

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2048 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on August 14, 2018 under U.S. Treasury regulations

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price:	123-15

Benchmark Treasury Yield:	1.404%

Spread to Benchmark Treasury:	+275 bps

Re-offer Yield:	4.154%

Price to Public:	100.753% of the principal amount (plus accrued interest from and including March 1, 2020 to but excluding the Settlement Date (such accrued interest totaling $1,050,000))

Net Proceeds Before Expenses:	$301,059,000 (exclusive of accrued interest from and including March 1, 2020 to but excluding the Settlement Date (such accrued interest totaling $1,050,000))

CUSIP / ISIN:	29364W BB3 / US29364WBB37

Sole Book-Running Manager:	BNP Paribas Securities Corp.

_______________________
(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 31, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674.